                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                                    CASTELLE
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                        (Title of Class of Securities)

                                   147905-10-3
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 26, 2001
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             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

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CUSIP No. 147905-10-3                 13D             Page 2 of 7 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      JACK L. HOWARD
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     PF
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
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 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    138,765(1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                99,350(2)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                138,765(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                99,350(2)
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                     238,115
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.0%
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     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 147905-10-3                 13D             Page 3 of 7 Pages
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(1)         Consists  of (a)  118,920  shares of Common  Stock held by a defined contribution  money purchase  profit sharing plan for the benefit of
            Mr. Howard, of which Mr. Howard is the trustee, (b) 14,845 shares of
            Common  Stock  held  by an  individual  retirement  account  for the benefit of Mr. Howard, and (c) 5,000 shares of Common Stock issuable upon the  exercise  of  options  within  60 days of the date of this
            Schedule 13D.

(2)         Consists  of (a)  11,000  shares of Common  Stock held by JL Howard,
            Inc.,  and  (b)  88,350  shares  of  Common  Stock  held  in a joint brokerage account with Mr. Howard's spouse.

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CUSIP No. 147905-10-3                 13D             Page 4 of 7 Pages
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            The following constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.         Security and Issuer.
                -------------------

                This  statement  relates to shares (the  "Shares") of the common stock, no par value per share ("Common Stock"), of Castelle (the "Issuer").  The principal executive offices of the Issuer are located at 855 Jarvis Drive, Suite
100, Morgan Hill, California 95037.

Item 2.         Identity and Background.
                -----------------------

                (a) This Statement is filed by Jack L. Howard, a director of the
Issuer.

                Mr.  Howard  and his spouse  Kathy  Howard own all of the voting stock of JL Howard, Inc., a California corporation, in joint tenancy and are the sole executive officers and directors. By virtue of their joint ownership of all the voting stock of JL Howard,  Inc. and their  positions with JL Howard,  Inc.,
Jack and Kathy Howard have shared voting and  dispositive  power with respect to the Shares  owned by JL Howard,  Inc.  Jack and Kathy  Howard  also have  shared voting and  dispositive  power with  respect to the Shares  owned in their joint brokerage account.

                (b) The principal  business  address of Jack and Kathy Howard is
c/o Mutual Securities, Inc., 182 Farmers Lane, Suite 101, Santa Rosa, California
95405.

                (c) Jack Howard is a principal  of Mutual  Securities,  Inc.,  a registered broker-dealer.

                Kathy Howard is not actively employed.

                (d) Jack and Kathy Howard have not,  during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e) Jack and Kathy Howard have not,  during the last five years, been  party  to a civil  proceeding  of a  judicial  or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f) Jack and Kathy Howard are  citizens of the United  States of
America.

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CUSIP No. 147905-10-3                 13D             Page 5 of 7 Pages
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Item 3.         Source and Amount of Funds or Other Consideration.
                -------------------------------------------------

                The  aggregate  purchase  price of the 118,920  Shares of Common
Stock  acquired by  Reporting  Person  through his  defined  contribution  money purchase plan is $104,306.  All of such Shares were acquired by Reporting Person with personal funds.

                The  aggregate  purchase  price of the  14,845  Shares of Common
Stock acquired by Reporting  Person through his  investment  retirement  plan is
$10,111.  All of such Shares were  acquired by  Reporting  Person with  personal funds.

                The  aggregate  purchase  price of the  88,350  Shares of Common
Stock  acquired by  Reporting  Person  with his spouse in their joint  brokerage account is $100,890.  All of such Shares were acquired by Reporting  Person with personal funds.

                The  aggregate  purchase  price of the  11,000  Shares of Common
Stock acquired by JL Howard,  Inc. is $12,840.  All of such Shares were acquired by JL Howard, Inc. with working capital.

                Mr. Howard  received the options  exercisable  into 5,000 Shares within  60 days of the date of this  Schedule  13D for  services  rendered  as a director of the Issuer.

Item 4.         Purpose of Transaction.
                ----------------------

                Jack Howard is a director of the Issuer. Mr. Howard acquired the
Shares of Common Stock for investment purposes. Except as specifically set forth herein and in Mr. Howard's capacity as a director of the Issuer, Mr. Howard does not have any present plan or proposal  which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.
                ------------------------------------

                (a)-(b)  The  aggregate  percentage  of Shares  of Common  Stock reported  owned by each  person  named  herein is based  upon  4,742,060  Shares outstanding,  which is the total number of Shares of Common Stock outstanding as reported in the  Issuer's  Quarterly  Report on Form 10-Q for the quarter  ended
March 30, 2001.

                As of the  close  of  business  on  July  2,  2001,  Mr.  Howard beneficially  owned 238,115 Shares of Common Stock,  constituting  approximately
5.0% of the Shares  outstanding.  Included therein are (a) 5,000 Shares issuable upon the exercise of options  within 60 days of the date of this  Schedule  13D,
(b) 88,350  Shares held in Mr.  Howard's  joint  account  with his spouse  Kathy
Howard, and (c) 11,000 Shares acquired by JL Howard,  Inc. Jack and Kathy Howard have shared voting and dispositive  power with respect to the 88,350 Shares held in their joint brokerage account. Jack and Kathy

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CUSIP No. 147905-10-3                 13D             Page 6 of 7 Pages
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Howard  have  shared  voting and  dispositive  power with  respect to the 11,000
Shares held by JL Howard,  Inc. by virtue of their shared  authority to vote and dispose  of such  Shares.  All of  such  Shares  were  acquired  in  open-market transactions.

                (c) There were no  transactions  in the Issuer's Common Stock in the last sixty days by Jack and Kathy Howard.

                (d) Except as  described  herein,  no person other than Jack and
Kathy  Howard is known to have the right to receive,  or the power to direct the receipt of  dividends  from,  or  proceeds  from the sale of, such Shares of the
Common Stock.

                (e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships
                With Respect to Securities of the Issuer.
                ----------------------------------------

                Other  than  as  described  herein,   there  are  no  contracts,
arrangements or understandings between Jack and Kathy Howard or between Jack and
Kathy Howard and any other Person, with respect to the securities of the Issuer.

Item 7.         Material to be Filed as Exhibits.
                --------------------------------

                Not applicable.

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CUSIP No. 147905-10-3                 13D             Page 7 of 7 Pages
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                                   SIGNATURES

                After  reasonable  inquiry and to the best of his  knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 2001                                 /s/ Jack L. Howard
                                                     ------------------
                                                     JACK L. HOWARD